# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5800 LaGorce Drive, Miami Beach, Florida (FL), 33140
Date of event which requires filing of this statement: 09/05/2025
Amends the filing with accession number 0000921895-25-001999
Filed by CIK 0002063950
Persons authorized to receive notices and communications: Jolanta Kluzowska, Im Grafenstein 30, Winterthur, Switzerland (V8), 8408, 41 765013160

## Reporting persons
- JAKOTA CAPITAL AG (CIK 0002063950): type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 1,238,560,284; shared voting power 0; sole dispositive power 1,238,560,284; shared dispositive power 0; aggregate amount beneficially owned 1,238,560,284 (60.4% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.
- da Silva Oliveira Ricardo (CIK 0002066363): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: working capital (WC); sole voting power 1,238,560,284; shared voting power 0; sole dispositive power 1,238,560,284; shared dispositive power 0; aggregate amount beneficially owned 1,238,560,284 (60.4% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 5800 LaGorce Drive, Miami Beach, Florida (FL), 33140
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

The 1,000,000,000 shares of the Issuer's common stock purchased by Jakota Capital AG ("Jakota") pursuant to the Stock Purchase Agreement, dated September 5, 2025, as described further in Item 6 below, were purchased for a total of $600,000, $300,000 of which was paid in cash from the Jakota's working capital and the remaining $300,000 was paid in the form of a Promissory Note.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As a substantial owner of shares in the Issuer, Jakota may have influence over the corporate activities of the Issuer that require the vote of the shareholders of the Issuer, including those that may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The responses to Items 1-4 and 7-13 of the cover page of this Schedule 13D are incorporated herein by reference.

Mr. Oliveira owns 100% of the interest in Joro Consulting Ltd., which owns 100% of Nobias Media Sarl (Luxembourg), which owns 100% of and controls Jakota. Mr. Oliveira is therefore the ultimate beneficial owner of Jakota by virtue of his 100% ownership of Joro Consulting Ltd., and as such, may be deemed the beneficial owner of the Shares. Mr. Oliveira disclaims beneficial ownership of such Shares.

The following disclosure is based on 2,049,621,210 shares of common stock issued and outstanding of the Issuer pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in more detail in Item 6.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The relationships between the Reporting Persons described in Items 2 and 5 above are incorporated herein by reference.

Stock Purchase Agreement.

On September 5, 2025, the Issuer entered into a Stock Purchase Agreement with Jakota, pursuant to which the Issuer agreed to issue and sell to the Buyer 1,000,000,000 shares of common stock for a total purchase price of $6,000,000.

Lock-Up Agreement.

Pursuant to the Stock Purchase Agreement, Jakota agreed to enter into a Lock-Up Agreement. Pursuant to the Lock-Up Agreement, Jakota agreed to that from September 5, 2025 through 180 days thereafter (the "Lock-Up Period"), it will not, directly or indirectly: (a) offer for sale, sell, pledge or otherwise dispose of, or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future (each, a "Transfer") any of the Shares, including, without limitation, Shares that may be deemed to be beneficially owned by Jakota in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Shares that may be issued upon exercise of any options or warrants, or securities convertible into or exercisable or exchangeable for Shares; (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Shares, whether any such transaction is to be settled by delivery of Shares or other securities, in cash or otherwise; or (c) publicly disclose the intention to do any of the foregoing. Following the expiration of the Lock-Up Period, in each three month period, Jakota is able to transfer a number of shares equal to 20% of the Shares held by Jakota as of September 5, 2025. The unsold Shares will not be carried over to any subsequent three month period. The Lock-Up is subject to certain exclusions, as further set forth in the Lock-Up Agreement.

The foregoing description of the form of Stock Purchase Agreement and the Lock Up Agreement does not purpose to be compete and is qualified in its entirety by the full text of such agreements, which is attached as exhibits to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Stock Purchase Agreement between the Issuer and Jakota Capital AG, dated September 5, 2025

Lock-Up Agreement between the Issuer and Jakota Capital AG, dated September 5, 2025

## Signatures
- JAKOTA CAPITAL AG: /s/ Jolanta Kluzowska, Jolanta Kluzowska, Director (09/10/2025)
- da Silva Oliveira Ricardo: /s/ Ricardo da Silva Oliveira, Ricardo da Silva Oliveira (09/10/2025)